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MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carney Group, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 SE 5th Avenue, Suite 202
(No. and Street)

Delray Beach (City) FL (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. Carney, Jr. (561) 330-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240 (Address) Boca Raton (City) FL (State) 33431-7328 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BS

OATH OR AFFIRMATION

I, Thomas F. Carney, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carney Group, Incorporated, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE SCHATZ
MY COMMISSION # FF198662
EXPIRES February 11, 2019
(407) 398-0153 FloridaNotaryService.com

Signature

Chariman
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
The Carney Group, Incorporated

We have audited the accompanying financials statements of The Carney Group, Incorporated, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Carney Group, Incorporated's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carney Group, Incorporated as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of The Carney Group, Incorporated's financial statements. The supplemental information is the responsibility of The Carney Group, Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2017

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

THE CARNEY GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Current Assets	
Cash	$ 7,732
Prepaid insurance	480
Prepaid Audit Fee	2,500
Total Current Assets	$ 10,712

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
	$ -
Total Current Liabilities	-
Stockholder's Equity	
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	73,908
Accumulated deficit	(64,196)
Total Stockholder's Equity	10,712
Total Liabilities and Stockholder's Equity	$ 10,712

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF OPERATIONS
Year Ended December 31, 2016

Revenues	
Commissions - mutual funds	$ 65
Total Revenues	65
Operating Expenses	
Regulatory fees	2,336
Legal and Accounting Fees	5,588
Professional Fees	-
Insurance	576
Total Operating Expenses	8,500
Loss from Operations	(8,435)
Net Loss	$ (8,435)

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2016

	Common Stock Quantity	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2015	1,000	$ 1,000	$ 66,308	$ (55,761)	$ 11,547
Capital Contributions	-	-	7,600	-	7,600
Net Loss - 2016	-	-	-	(8,435)	(8,435)
Balance at December 31, 2016	1,000	$ 1,000	$ 73,908	$ (64,196)	$ 10,712

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net Loss	$ (8,435)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
FINRA rebate receivable	497
Net Cash used in Operating Activities	(7,938)
Cash Flows from Financing Activities:	
Capital Contributions	7,600
Net Cash provided by Financing Activities	7,600
Net decrease in cash	(338)
Cash, beginning of year	8,070
Cash, end of year	$ 7,732
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Nature of Operations

The Carney Group, Incorporated, (the "Company"), located in Delray Beach, Florida, was incorporated in the State of Florida in August 1985. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company was set up to act as an introducing broker; however, it has no correspondent broker agreement in effect. The Company has dealer agreements with mutual fund underwriters, which generate commission revenue. The Company also serves as a consultant to entities seeking private funding. Its customers are primarily located in southeast Florida.

(B) Basis of Operation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, the Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2016. The Company has not experienced any losses in such accounts through December 31, 2016.

Concentration of Customers

During 2016, 100% of revenue was derived from one source: (i) trailing commissions on previous mutual fund and variable contract sales.

(F) Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been completed, the sales price is fixed or determinable, and collectability is reasonably assured. The Company has dealer agreements with mutual fund underwriters whereby the Company refers customers to the mutual funds. Pursuant to Rule 12b-1 under the investment Company Act of 1940, the Company receives commissions on such referrals. The Company also receives residual commissions from previous sales of variable contracts. The commissions are recognized on a trade-date basis. The Company also earns revenues from consulting services, which are recognized as services are rendered.

(G) Income Taxes

Income taxes are accounted for under the tax return filed by the parent company, Carney and Company, Inc. Under generally accepted accounting principles, a provision benefit is provided for current taxes as well as deferred taxes based on the timing and other differences between tax and book net income.

Management has evaluated the Company's tax position and concluded that the Company has taken no uncertain tax position that requires adjustment to or disclosures in the financial statements. As of December 31, 2016, tax years since 2013 remain open for IRS audit. The company's parent has received no notice of audit from the Internal Revenue Service for any of the open tax years.

(H) Fair Value of Financial Instruments

Accounting Standards Codification No. 825 "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of the Company's' short-term financial instruments approximate fair value due to the relatively short period to maturity for these instruments.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company occupies space and utilizes personnel and office services provided by companies related by common ownership or control with the Company. No allocation of these costs was charged to the Company for the year ending in December 31, 2016 as such costs and space were de minimis.

NOTE 3 STOCKHOLDERS' EQUITY

At December 31, 2016, the Company had authorized, issued and outstanding 1,000 shares of Common Stock at a par value of $1.00 per share. During 2016, the sole stockholder contributed $7,600 of cash to the Company.

NOTE 4 INCOME TAXES

The Company files its income tax returns as part of its parent consolidated group. As of December 31, 2016, there was a deferred tax asset for the net operating loss carryforward of approximately $12,839 which was fully offset by a valuation allowance. The increase in the valuation was approximately $1,688.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had a net capital of $7,732, which was $2,732 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 0 to 1.

NOTE 6 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 7 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2017, the date that the financial statements were available to be issued.

THE CARNEY GROUP, INCORPORATED

SUPPLEMENTAL INFORMATION

THE CARNEY GROUP, INCORPORATED
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2016

Net Capital Computation		
Total Stockholder's Equity	$	10,712
Deductions and/or changes		(2,980)
Net Capital Before Haircuts		7,732
Haircuts		-
Net Capital		7,732
Required Minimum Capital		5,000
Excess Net Capital	$	2,732
Aggregate Indebtness		
Aggregate Indebtness as Included in Statement of Financial Condition	$	-
Ratio of Aggregate Indebtness to Net Capital		0 to 1

Reconciliation with The Carney Group, Incorporated's Computation (included in Part II of Form X-17A-5 as of December 31, 2016)

Net Capital, per December 31, 2016 Unaudited FOCUS Report, as filed	$	7,732
Net Audit Adjustments		-
Net Capital, per December 31, 2016 Audited Report	$	7,732

THE CARNEY GROUP, INCORPORATED

Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2016

The Carney Group, Incorporated is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) The Carney Group, Incorporated identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Carney Group, Incorporated claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) The Carney Group, Incorporated stated that The Carney Group, Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. The Carney Group, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Carney Group, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2017

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

The Carney Group
INCORPORATED *MEMBER NASD / SIPC*

INVESTMENT BANKERS
135 S.E. 5th Avenue, Suite 202.
DELRAY BEACH, FL 33483
561-330-8140 (tel)
561-330-8233 (fax)
tcarney@thecarneygroup.com

STATEMENT OF EXEMPTION – 17 CFR Sec. 240.15C3-3

THE CARNEY GROUP, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "Rule") under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1) due to the fact that it does not hold any customer accounts, and engages in no activities which would subject it to the Rule.

(2) The Company met the identified exemption provision under 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas F. Carney, Jr., swears that, to my best knowledge and belief, this Exemption Report is true and correct.

THE CARNEY GROUP, INC.

By: ______________________
Thomas F. Carney, Jr.,
Chairman

Dated January 1, 2017

The Carney Group
INCORPORATED *MEMBER NASD / SIPC*

INVESTMENT BANKERS
135 S.E. 5th Avenue, Suite 202.
DELRAY BEACH, FL 33483
561-330-8140 (tel)
561-330-8233 (fax)
tcarney@thecarneygroup.com

February 27, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
406

In Re: Annual Audit /
The Carney Group, Inc. /
SEC: 8-34349
CRD: 16671

Dear Sir/Madam:,

Enclosed please find one (1) copy of the Annual Audit for the calendar year ending 2016, together with the completed Form X-17A-5, for The Carney Group, Inc., CRD number: 16671.

Thank you very much

Sincerely,

Thomas F. Carney, Jr.
Chairman

TFC/my

Enclosures

THE CARNEY GROUP, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

THE CARNEY GROUP, INCORPORATED

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